Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

April 29, 2019

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Black Ridge Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed February 15, 2019
File No. 001-38226

Ladies and Gentlemen:

On behalf of Black Ridge Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 14, 2019, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”). Captions and page references herein correspond to those set forth in amended filing of the Proxy Statement, a copy of which has been marked with the changes from the original draft submission.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Preliminary Proxy Statement

Questions and Answers About the Proposals, page 3

1.	Please also include a separate Question and Answer about the stock and warrant consideration that the former owners of Allied Esports and WPT will receive under the Merger Agreement.

We have revised the Proxy Statement as requested.

Securities and Exchange Commission

April 29, 2019

Risk Factors, page 26

2.	Please include risk factor disclosure regarding the net loss shown in the combined Results of Operations for Allied Esports and WPT.

We have revised the disclosure in the Proxy Statement to include the above-referenced risk factor as requested.

Background of the Transactions, page 52

3.	Please provide us with copies of the "board books" and other materials prepared by your financial advisors. Such materials should include all presentations made by the financial advisors.

We are supplementally providing the Staff with the presentation prepared by the Company’s financial advisor as requested.

4.	We note the disclosure that between August 1, 2018 and August 30, 2018, approximately 12 in person meetings and conference calls were held. Please expand to discuss in more detail these meetings, including who was present and what was discussed.

We have revised the disclosure in the “Background of the Transactions” section of the Proxy Statement as requested.

5.	Please expand to discuss in the Background section how the consideration was agreed upon and which party initially proposed the agreed upon consideration.

As previously indicated in the “Background of the Transactions” section of the Proxy Statement, on July 8, 2018, Jud Hannigan, the CEO of Allied Esports, emailed Lyle Berman, Chairman of the Company, a draft term sheet for the proposed transaction. We have revised this statement in the Proxy Statement to indicate that the term sheet set forth the initial proposed consideration for the transaction. The parties then held a September 10, 2018 meeting in which the Company and Allied Esports jointly negotiated the final terms of the transaction consideration. We have revised the disclosure in the Proxy Statement to indicate the foregoing.

Opinion of Financial Advisor, page 55

6.	We note the disclosure that Allied Esports and WPT provided internal financial projections to Craig-Hallum. Please disclose those projections or tell us your reasonable basis for concluding disclosure of the projections is not material to an investor's voting decision.

We have revised the disclosure in the Proxy Statement to provide the projections as requested.

Securities and Exchange Commission

April 29, 2019

Summary of Financial Analyses

Comparable Public Company Analysis, page 57

7.	Please disclose whether any additional companies that fit the criteria were not used in the analysis, and, if not, why not. Similarly, please disclose whether any additional transactions that fit the comparable transaction analysis were not used, and, if so, why not.

We have revised the disclosure in the Proxy Statement as requested.

Unaudited Pro Forma Condensed Combined Financial Statements, page 74

8.	Please disclose the value of consideration BRAC will issued to former owners of AEII and WPT in exchange for the assets of AEII and WPT. Additionally, disclose the ownership percentages the former owners of Allied Esports and WPT and current stockholders of BRAC will own in BRAC common stock immediately after the business combination, assuming no conversion and maximum conversion of BRAC public shares are converted into cash.

We have revised the disclosure in the Proxy Statement to add the value of consideration to be issued to the former owners of AEII/WPT as requested. We have also revised the disclosure in the Proxy Statement to include the ownership percentages that the former owners of AEII/WPT and the current owners of the Company will own in the Company’s common stock under the no conversion and maximum conversions scenarios as requested.

9.	Please clarify the first bullet point to indicate from whom AEII received the interim financing of $10,000,000. According to the notes to the unaudited financial statements, the amount represents interim financing obtained by "Parent," however, Parent is not defined. It also appears Parent and Ourgame are referred to in the notes as representing different parties. If they are the same party, please revise your disclosures relating to Parent/Ourgame in a consistent manner to avoid confusion.

With respect to the first part of the Staff’s comment, the bullet point has been eliminated in connection with updating the financial statements. We therefore respectfully believe that this part of the Staff’s comment is no longer applicable. With respect to the second part of the Staff’s comment, the disclosure in the Proxy Statement has been revised to define the terms “Parent” and ‘Ourgame” as referring to the same party in order to avoid further confusion.

10.	Please provide a related party discussion that in connection with the closing of the mergers, Mr. Adam Pliska who will serve as President of BRAC and CEO of the WPT Entities will be entitled to receive certain payments in connection with his Employment Agreement in the amounts of $950,000, $1.5 million, and $700,000, in addition to shares of BRAC common stock as described under AEM Related Person Transactions on page 132. Disclose these amounts are primary obligations of Ourgame, but have been guaranteed by WPT. Also, disclose that none of these amounts are reflected in the pro forma financial statements. In addition, briefly describe in the notes any other material non-recurring transactions related to the Merger Transactions that are not reflected in the pro forma financial statements.

We have revised the disclosure in the Proxy Statement as requested.

Securities and Exchange Commission

April 29, 2019

Notes to Unaudited Pro Forma Financial Statements

Note 1 - Description of Organization and Business Operations, page 79

11.	Your disclosure in the penultimate paragraph on page 75 states that AEII/WPT will be accounted for as a reverse recapitalization where BRAC will be treated as the acquired company and AEII/WPT will be treated as the acquirer for financial reporting purpose; however, your disclosure in Note 1 references only AEII as the acquirer for financial reporting purposes and only the acquisition of AEII will be accounted for as a reverse merger. In this regard, please fix your disclosures to correct the inconsistencies.

We have revised the disclosure in Note 1 of the Unaudited Pro Forma Financial Statements to reflect that AEII/WPT will be treated as the acquirer for financial reporting purposes and that the acquisition of AEII/WPT will be accounted for as a reverse merger.

Note 2 - Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2018, page 80

12.	See the adjustments described in Note 2(O). For the line item description, interim financing obtained by parent contributed to equity, the side reference should instead be to adjustment (E) rather than (F), as this pertains to the $10 million of interim financing by AEII. In addition, the line item description, redemption of common stock, the side reference should instead be to adjustment (S) rather than (R), as this represent the redemption of the common stock converted for cash. We also note the caption "Loan to parent" should read "Loan from parent." Please revise or advise as necessary.

We have revised the note references and captions in the Proxy Statement as requested.

13.	Furthermore, please explain why parent's net deficit has been transferred to additional paid in capital as it represents a capital account of the accounting acquirer.

In light of the Staff’s comment, we have revised the disclosure in the Proxy Statement to reclassify the parent’s net equity (formerly net deficit) of the accounting acquirer as additional paid-in capital since the accounting acquirer was not a separate and distinct entity and the presentation of parent’s net equity would be misleading under the circumstances.

14.	Please explain to us why the elimination of BRAC's retained earnings is included in both pro forma adjusted (O) and (R).

As the acquired entity for accounting purposes, the Company’s historical retained earnings is reclassified from retained earnings to additional paid-in capital. Therefore, the amount is listed as an adjustment to both the paid-in capital and the retained earnings. We have revised the notes to clarify this adjustment.

Securities and Exchange Commission

April 29, 2019

Note 3 - Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2018, page 81

15.	See the adjustments to Notes 3(F) and 4(F) for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively. Please clarify how the share amounts included in the denominator for public stockholders and sponsors were computed. As part of your revised disclosure indicate public stockholders and sponsors have the right to receive one-tenth share of common stock upon the consummation of a business combination. Additionally, disclose your computation for arriving at the redemption adjustment to shares.

We have revised the disclosures in Note 3(F) of the Unaudited Pro Forma Financial Statements in the Proxy Statement to clarify how the share amounts were computed and have separately delineated the shares accrued through stock rights. Note 4 related to the year ended December 31, 2017 has been eliminated because the Pro Forma Financial Statements for 2017 are no longer required. Additionally, we have disclosed the computation for arriving at the redemption adjustment to shares as requested.

Noble and AEM Executive Officer Compensation, page 95

16.	Please update to provide this information for the fiscal year end December 31, 2018.

We have revised the disclosure in the Proxy Statement to update the information for the fiscal year ended December 31, 2018 as requested.

Other Information Related to BRAC, page 104

17.	Please add a risk factor describing the risks related to the exclusive forum provision.

We have added the requested risk factor to the Proxy Statement as requested.

Management's Discussion and Analysis, page 118

18.	The introductory paragraph refers to the historical consolidated rather than combined financial information of AEII/WPT. Please revise your reference accordingly.

We have revised the disclosure in the Proxy Statement as requested.

Independent Auditors, page 134

19.	We note in this section you reference the combined financial statements of Noble Link Global Limited and Allied Esports International Inc. audited by Marcum LLP. However, the Report of Independent Registered Public Accountant Firm on page F-43 refers to the financial statements of World Poker Tour and Allied Esports. We also note it appears you refer to Noble Link Global Limited (Noble) and World Poker Tour (WPT) interchangeably throughout the document but in certain instances refer to them as separate entities. Please revise your document clarify whether they represent the same or different entities, and revise the usage of Noble and WPT in a consistent manner to avoid confusion to the reader.

We have modified the disclosure in the Proxy Statement, where appropriate, to define Noble Link Global Limited and its subsidiaries collectively as “World Poker Tour” or “WPT” to avoid unnecessary confusion to a reader as requested. However, we wish to advise the Staff that certain references to Noble must remain in the Proxy Statement as that is the formal entity that executed the merger agreement and has the rights and obligations related thereto.

Securities and Exchange Commission

April 29, 2019

World Poker Tour and Allied Esports - Unaudited Financial Statements Notes to the Condensed Combined Financial Statements

Note 2 - Significant Accounting Policies Net Income (loss) per share, page F-10

20.	Please explain to us how income attributable to shares subject to redemption in the amount of $1,276,746 was determined for the nine-months ended September 30, 2018.

Income attributable to shares subject to redemption is calculated as income from trust assets (interest and unrealized gains or losses less applicable current income tax expense and franchise fee expense) multiplied by a fraction, the numerator of which is the number of shares subject to redemption and the denominator of which is the total number of public shares.

Note 5 – Equity Method Investment, page F-38

21.	We note from your disclosure in Note 4 on August 1, 2018 you no longer had a controlling interest in ESA and recognized a loss of $7,438,324 related to the asset impairments and deconsolidation of ESA's assets, liabilities and equity. Please provide us with your calculation for measuring the asset impairments and deconsolidation of ESA as defined in ASC 810-10-40-5. In addition, please revise your footnotes to include the disclosures required by ASC 810-10-50-1B (b) and (d) through (h).

The following table summarizes the calculations for measuring the asset impairments and deconsolidation of ESA:

Net unadjusted carrying value of investment at deconsolidation	$9,474,283
Impairment loss at deconsolidation	(7,438,324)
Estimated fair value of investment at deconsolidation	2,035,959
Additional investment	708,875
Additional impairment loss	(2,244,834)
Fair value of investment at December 31, 2018	$500,000

The carrying value of Allied Esports’ investment in ESA, net of minority interest, at the time of deconsolidation was $9,474,283. Management’s preliminary estimate of the fair value of the retained non-controlling investment was $2,035,959, which resulted in the recognition of a $7,438,324 impairment loss. Management, with the assistance of third-party valuation advisor, subsequently determined that this preliminary estimate of the fair value at the time of deconsolidation was reasonable.

Securities and Exchange Commission

April 29, 2019

Given that Allied Esports’ post deconsolidation 25% interest is non-voting and Allied Esports has no representation within ESA’s board of directors or management team, Allied Esports determined that the ongoing investment should be accounted for on the basis of the cost method, because Allied Esports does not have the ability to exercise significant influence over the operating and financial policies of ESA.

Subsequent to deconsolidation, Allied Esports invested an additional $708,875 in ESA.

As of December 31, 2018, management, with the assistance of a third-party valuation advisor, determined the fair value of its investment in ESA was approximately $500,000. As a result, Allied Esports recorded an additional impairment loss of $2,244,834.

The combined impairment loss at deconsolidation and at December 31, 2018 was $9,683,158.

The footnote disclosure in the Proxy Statement has been revised to comply with ASC 810-10-50-1B as requested.

22.	Please tell us why you believe the deconsolidation in ESA does not meet the definition for discontinued operations pursuant to ASC 205-20-45. As part of your response, please provide us with your analysis which supports your conclusion.

Allied Esports believes that the deconsolidation of ESA does not meet the definition for discontinued operations pursuant to ASC 205-20-45, which states that a “disposal of a component of an entity... shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” While the deconsolidation of ESA represented a change in Allied Esports’ plans from building local “community” arenas, to focusing on building larger flagship arenas, like its arena in Las Vegas, Allied Esports does not believe that this represents a “strategic shift” in its esports operations.

Furthermore, Allied Esports does not believe that the deconsolidation of ESA will have a major effect on its operations. The accounting standards codification does not clearly define the term “major effect on the entity’s operations.” However, ASC 205-20-55 includes five examples that are considered to represent a strategic shift resulting in a major effect on the entity’s operations and financial results, and therefore qualify for presentation as a discontinued operation:

1)	The sale of a product line that represents 15 percent of the entity’s total revenues.

2)	The sale of a geographical area that represents 20 percent of the entity’s total assets.

3)	The sale of all the entity’s stores in malls to focus solely on supercenter stores that historically have provided 30 to 40 percent of the entity’s total net income and 15 percent of current total net income.
4)	The sale of a component that is an equity method investment that represents 20 percent of the entity’s total assets.
5)	The sale of an 80 percent interest in one of two product lines that accounts for 40 percent of total revenue.

During the consolidation period, ESA’s total revenue represented less than 10 percent of the combined revenue of World Poker Tour and Allied Esports and ESA’s total net loss for the same period represents less than 10 percent of Allied Esports’ combined net loss. ESA’s total assets were less than 20 percent of Allied Esports’ combined total assets, both at the date that the company obtained a controlling interest in ESA and at the date of deconsolidation of ESA.

While ASC 205-20 offers no bright line regarding whether the disposal has or will have a “major” effect on an entity’s operations and financial results, the disposal of ESA interest does not appear to meet the criteria described in any of the examples described in ASC 205-20-55.

Based on the above analysis, Allied Esports believes that the reduction in its ESA ownership does not represent a strategic shift that has (or will have) a major effect on its ongoing operations and financial results and is not required to be presented as discontinued operations in Allied Esports’ combined financial statements.

Securities and Exchange Commission

April 29, 2019

Note 7 – Deferred Production Costs, page F-38

23.	We note the weighted-average remaining amortization period of deferred productions costs of $9.1 and 5 million as of September 30, 2018 and December 31, 2017 was 3.93 and 3.8 years, respectively. Please tell us the nature of the costs comprising the balance at the end of each period presented and how management determined the related amortization period(s) for each type of cost included in the balance. Please be specific in your response.

Deferred production costs represent the direct costs incurred to develop and produce World Poker Tour’s proprietary television shows and are separately tracked for each production. These costs primarily consist of labor, equipment, production overhead costs, and travel expenses. Pursuant to ASC 926-20, production costs are capitalized in an amount up to the amount of ultimate revenue expected to be earned from the related production and are stated at the lower of cost, less accumulated amortization expense, or net realizable value. Costs incurred in excess of expected ultimate revenue are expensed as incurred.

Pursuant to ASC 926-20, the amortization period for deferred production costs is based on the expected revenue period for each show production (up to ten years) and such capitalized production costs are amortized over the expected revenue period using a ratio of revenue earned during the period to estimated ultimate revenues for the related production.

Based on World Poker Tour’s revenue projections, 90% of the revenues for each production are realized in the first 3 to 5 years after production, which, depending on the individual production, generally results in a weighted average amortization period of approximately 3 to 4 years.

Unamortized capitalized production costs are evaluated for impairment at each reporting period on a production-by-production basis. If estimated remaining revenue is not sufficient to recover the unamortized capitalized production costs any particular production, the unamortized capitalized production costs will be written down to net realizable value.

8

Securities and Exchange Commission

April 29, 2019

Note 9 - Related Parties, page F-39

24.	We refer to your footnote related to stock options. You indicate a credit of $779,000 was recorded to stock-based compensation for unvested options to purchase Parent common stock, forfeited during the nine months ended September 30, 2018. We note from your policy on page F-55 the fair value amount for employee stock options is recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. In this regard, please explain why a credit was recognized for unvested options. As part of your response, please provide the guidance you relied upon in determining your accounting treatment.

The $779,000 credit to stock-based compensation expense related to the forfeiture of employee stock options awards that have not vested as of the date of forfeiture. Allied Esports amortizes stock-based compensation awards ratably over the vesting period pursuant to ASC 718-10-25-2, recognizing the cost of the award as the employees provide the related services.

Pursuant to ASC 718-10-35-3, Allied Esports should only recognize expense for option awards that ultimately vest and should reverse the expense taken for unvested option awards in the event of a pre-vesting forfeiture. During the nine months ended September 30, 2018, Allied Esports recorded a credit in the amount of $779,000, which represented the amount expensed during prior periods for unvested stock options which were forfeited during the current period.

25.	We note from the face of the balance sheet you had amounts Due to Parent of $24,376,678 and $10,107,305 as of September 30, 2018 and December 31, 2017, respectively, which consisted of payments of certain operating expenses and investing and financing activities on behalf of the Company by the Parent. Please tell us whether interest charges have been provided for the intercompany debt. If not, please provide an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period an income statement has been provided. We note there is no stated interest rate or definitive repayment terms for obligations Due to Parent. Refer to Question 4 of SAB Topic 1.B.

In accordance with Question 4 of SAB Topic 1.B, interest charges were not provided for on the intercompany debt because the intercompany debt will not persist on a post-Merger basis, as the intercompany debt will either be forgiven or paid off, prior to or concurrent with the Mergers. The Related Parties footnote has been updated to provide an analysis of the intercompany accounts as well as disclosure of the average balance due to related parties during 2018 and 2017.

9

Securities and Exchange Commission

April 29, 2019

World Poker Tour and Allied Esports - Audited Financial Statements Notes to the Combined Financial Statements

Note 1. Background and Basis of Presentation, page F-48

26.	Refer to the fourth paragraph. Please expand to disclose the ownership percentages of Noble Link and Allied Esports held by Ourgame International Holdings Limited (Parent) as of the earliest period presented in these financial statements. That is, disclose the percentages of each entity held by the Parent at January 1, 2016. Reference is made to ASC Topic 805-50-45-2 through 45-5. In addition, please expand to disclose whether the combined financial statements of Noble Link and Allied Esports represent the historical carrying value of the Parent’s historical cost in these entities. Refer to ASC Topic 805-50- 30-5. If so, please expand to disclose that the combined financial statements have been prepared under the historical cost method of accounting. Refer to ASC Topic 805-50-50- 3b.

We have updated Note 1 to the financial statements to disclose that Ourgame International Holdings Limited (Parent) owned approximately 100% of Noble Link and approximately 69.3% of Allied Esports as of the earliest date presented in the financial statements. In addition, Note 1 has been updated to disclose that pushdown accounting was applied at the date of acquisition, such that the carrying amounts of the assets and liabilities transferred are equal to the historical cost of the parent.

Note 3 - Significant Accounting Policies

Basis of Presentation and Principles of Combination, page F-49

27.	Please disclose in the footnotes your policy for recognizing expenses incurred by your parent on your behalf. Your disclosure should explain the method used by your parent to allocate common expenses to World Poker Tour and Allied Esports where specific identification was not practicable (e.g. incremental or proportional costs allocation), along with management's assertion that the method used is reasonable. In addition, you are also required to disclose for each period presented management's estimate of what expenses would have been on a stand-alone basis had World Poker Tour and Allied Esports operated as an unaffiliated entity, if such basis would have produced materially different results. Refer to Question 2 of SAB Topic 1.B.

The World Poker Tour and Allied Esports income statements included within the Proxy Statement contain all operating expenses directly and clearly attributable to each entity, on a specific identification basis. World Poker Tour and Allied Esports currently operate as separate businesses and each have their own stand-alone administrative functions. There are no common administrative functions at the Parent level that require allocation to the entities.

We have expanded the disclosures in Note 3 – Basis of Presentation and Principles of Combination to make it clear that all Parent expenses incurred on behalf of World Poker Tour and Allied Esports are recorded on the books of each entity using specific identification.

10

Securities and Exchange Commission

April 29, 2019

As it relates to related party transactions, Allied Esports’ management believes that expenses incurred between related parties would not be materially different than if World Poker Tour and Allied Esports were unaffiliated entities.

As it relates to financing costs, please see the response to Comment 25 above related to imputed interest expense on intercompany debt and the disclosures that were added to the Related Party footnote.

28.	Please tell us whether the Parent of World Poker Tour and Allied Esports will retained sufficient ownership to permit continued inclusion of both entities in their consolidated tax returns. If the historical statements of operations do not reflect the tax provision on a separate return basis, please revise the proforma income statements on pages 77-78 to include pro forma adjustment to reflect a tax provision on a separate return basis. Refer to Question 3 of SAB Topic 1.B.

Each of World Poker Tour and Allied Esports files its own tax returns and is not included within the Parent’s consolidated tax return. The historical financial statements of World Poker Tour and Allied Esports contain tax provisions calculated on a separate return basis.

Note 8 - Segment Data, page F-61

29.	Please revise your segment footnote to disclose the factors management used to identify your reportable segments. Refer to ASC 280-10-50-21(a).

The segment footnote in the financial statements has been revised as requested.

*************

Securities and Exchange Commission

April 29, 2019

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Ken DeCubellis